UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated February 5, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•        Notice of the Annual General Meeting of Nokia Corporation

Stock exchange release	1 (9)
5 February 2026

Nokia Corporation

Stock Exchange Release

5 February 2026 at 14:00 EET

Notice of the Annual General Meeting of Nokia Corporation

Notice is given to the shareholders of Nokia Corporation (“Nokia” or the “Company”) of the Annual General Meeting to be held on Thursday, 9 April 2026 at 14:00 EEST at Finlandia Hall, Mannerheimintie 13e, Helsinki, Finland.

The reception of persons who have registered for the Annual General Meeting (“Meeting”), the distribution of voting tickets, and coffee service will commence at 12:30 EEST.

Shareholders can also exercise their voting rights by voting in advance. Instructions for advance voting are presented in this notice under section C.

Shareholders may follow the Meeting through a webcast. Following the webcast is not considered participation or exercise of shareholders’ rights in the Meeting. Instructions regarding the webcast are available in this notice under section C. and later on the Company’s website at www.nokia.ly/agm2026.

A. Matters on the agenda of the Annual General Meeting

Information and proposals concerning the formal organizational matters in agenda items 1 to 5 are included in a separate organizational document, which also constitutes a part of this notice and is published on the Company’s website at www.nokia.ly/agm2026. The information in the organizational document will be supplemented at the latest at the Meeting, with such information that is not available at the time of publication of this notice.

At the Meeting, the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

3. Election of a person to scrutinize the minutes and a person to supervise the counting of votes

4. Recording the legal convening of the Meeting

5. Recording the attendance at the Meeting and adoption of the list of votes

6. Presentation of the Annual Accounts, the review by the Board of Directors and the auditor’s report for the financial year 2025

- Review by the President and CEO and presenting the auditor’s report and the assurance report of the sustainability statement

7. Adoption of the Annual Accounts

8. Resolution on the use of profit shown on the balance sheet and authorization of the Board of Directors to decide on the distribution of dividend and assets from the reserve for invested unrestricted equity

The Board of Directors proposes to the Annual General Meeting that based on the balance sheet to be adopted for the financial year ended on 31 December 2025, no dividend is distributed by a resolution of the Annual General Meeting. Instead, the Board proposes to be authorized to resolve in its discretion on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity.

www.nokia.com

Stock exchange release	2 (9)
5 February 2026

The authorization would be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the period of validity of the authorization unless the Board of Directors decides otherwise for a justified reason. The authorization would be valid until the opening of the next Annual General Meeting. The Board would make separate resolutions on the amount and timing of each distribution of the dividend and/or assets from the reserve for invested unrestricted equity with the preliminary record and payment dates set out below. The Company shall make a separate announcement of each such Board resolution and, in connection therewith, confirm the record and payment date for such distribution.

Preliminary record dates	Preliminary payment dates
28 April 2026	7 May 2026
28 July 2026	6 August 2026
27 October 2026	5 November 2026
2 February 2027	9 February 2027

Each distribution based on the resolution of the Board of Directors will be paid to a shareholder registered in the Company’s shareholders’ register maintained by Euroclear Finland Oy on the record date of the payment.

9. Resolution to discharge the members of the Board of Directors and the President and CEO from liability for the financial year 2025

Granting discharge from liability to the members of the Board of Directors and the persons who have served as President and Chief Executive Officer during the financial year 2025.

10. Presentation and adoption of the Remuneration Report for Governing Bodies

The Board of Directors proposes that the Annual General Meeting adopts the Remuneration Report for governing bodies for 2025. The Annual General Meeting’s resolution on the adoption of the Remuneration Report is advisory. The Remuneration Report will be available at www.nokia.ly/agm2026 in week 10 of 2026.

11. Resolution on the remuneration of the members of the Board of Directors

On the recommendation of the Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the annual fees payable to Board members for a term ending at the close of the next Annual General Meeting are kept at the current levels:

•	EUR 440 000 for the Chair of the Board;
•	EUR 210 000 for the Vice Chair of the Board;
•	EUR 185 000 for each other member of the Board;
•	EUR 30 000 each for the Chairs of the Audit Committee and the Personnel Committee and EUR 20 000 for the Chairs of the Technology Committee and the Strategy Committee as an additional annual fee; and
•	EUR 15 000 for each member of the Audit Committee and the Personnel Committee and EUR 10 000 for each member of the Technology Committee and the Strategy Committee as an additional annual fee.

www.nokia.com

Stock exchange release	3 (9)
5 February 2026

The Board proposes that approximately 40% of the annual fee be paid in Nokia shares. The rest of the annual fee would be paid in cash to cover taxes arising from the remuneration. The Directors shall retain until the end of their directorship such number of shares that they have received as Board remuneration during their first three years of service on the Board. If the term of a Board member terminates before the Annual General Meeting of 2027, the Board has a right to decide upon potential reclaim of the annual fees as it deems appropriate.

In addition, the Board proposes that the meeting fees for Board and Committee meetings remain at their current level. The meeting fees are based on travel required between the Board member’s home location and the location of a meeting and paid for a maximum of seven meetings per term as follows:

•	EUR 5 000 per meeting requiring intercontinental travel; and
•	EUR 2 000 per meeting requiring intracontinental travel.

Only one meeting fee is paid if the travel entitling to the fee includes several meetings of the Board and the Committees. Moreover, it is proposed that members of the Board be compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work.

12. Resolution on the number of members of the Board of Directors

On the recommendation of the Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the number of Board members be ten (10). Should any number of the candidates proposed by the Board not be available for election, the proposed number of Board members shall be decreased accordingly.

13. Election of members of the Board of Directors

Sari Baldauf has informed the Board’s Corporate Governance and Nomination Committee that she will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting.

On the recommendation of the Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that for a term until the close of the next Annual General Meeting, the following persons are elected as Board members in an individual election:

1)	Timo Ahopelto (current member);
2)	Elizabeth Crain (current member);
3)	Thomas Dannenfeldt (current member);
4)	Pernille Erenbjerg (current member);
5)	Lisa Hook (current member);
6)	Timo Ihamuotila (current member);
7)	Mike McNamara (current member);
8)	Thomas Saueressig (current member);
9)	Meredith Whittaker (new member candidate); and
10)	Kai Öistämö (current member).

Should any of the candidates proposed by the Board not be available for election, the remaining available candidates are proposed to be elected in accordance with the proposal by the Board.

www.nokia.com

Stock exchange release	4 (9)
5 February 2026

The biographical details of all Board member candidates are presented on the Company’s website at www.nokia.ly/agm2026.

The Corporate Governance and Nomination Committee has assessed that the proposed Board members enable the efficient functioning of the Board and are qualified both collectively and individually based on their skills, experience and other personal qualities, taking into account the current and anticipated future needs of the Company. All proposed Board members have given their consent to be elected to the Board.

All Board member candidates, apart from Meredith Whittaker, have been determined to be independent of the Company and its significant shareholders for the term starting from the Annual General Meeting 2026 under the Finnish Corporate Governance Code and the rules of the New York Stock Exchange, as applicable. Ms. Whittaker has agreed to lead a strategic advising effort for Nokia Bell Labs, Nokia’s global research arm, for a fixed fee and period of 12 months. She has been determined non-independent of the Company due to this research-focused advisory role. The Company has strict and well-defined conflict-mitigation measures in place, including the exclusion of Ms. Whittaker from any business activities and operational decisions. Further, if elected, Ms. Whittaker will refrain from joining Board Committees other than the Technology Committee.

The Corporate Governance and Nomination Committee will propose in the assembly meeting of the new Board of Directors to be held after the Annual General Meeting that Timo Ihamuotila be elected as Chair of the Board and Thomas Saueressig be elected as Vice Chair, subject to their election to the Board.

14. Resolution on the remuneration of the auditor

On the recommendation of the Board’s Audit Committee, the Board of Directors proposes to the Annual General Meeting that the auditor to be elected for the financial year 2027 be reimbursed based on the purchase policy approved by the Board’s Audit Committee and the invoice approved by the Company.

15. Election of auditor for the financial year 2027

The Board of Directors proposes to the Annual General Meeting that the shareholders elect the auditor for the financial year commencing next after the election. On the recommendation of the Board’s Audit Committee, the Board of Directors proposes to the Annual General Meeting that Deloitte Oy be re-elected as the auditor of the Company for the financial year 2027.

Deloitte Oy has informed the Company that in the event it is re-elected as the auditor, the key audit partner will be Authorized Public Accountant (KHT) Jukka Vattulainen.

16. Resolution on the remuneration of the sustainability reporting assurer

On the recommendation of the Board’s Audit Committee, the Board of Directors proposes to the Annual General Meeting that the assurer of the sustainability reporting elected for the financial year 2027 be reimbursed based on the purchase policy approved by the Board’s Audit Committee and the invoice approved by the Company.

17. Election of the sustainability reporting assurer for the financial year 2027

The Board of Directors proposes to the Annual General Meeting that the shareholders elect the assurer carrying out the assurance of the sustainability reporting of the Company for the financial year commencing next after the election. On the recommendation of the Board’s Audit Committee, the Board of Directors proposes to the Annual General Meeting that Authorized Sustainability Audit Firm Deloitte Oy be re-elected as the sustainability reporting assurer for the financial year 2027.

www.nokia.com

Stock exchange release	5 (9)
5 February 2026

Deloitte Oy has informed the Company that in the event it is re-elected, the key sustainability partner will be Authorized Public Accountant (KHT) and Authorized Sustainability Auditor (KRT) Jukka Vattulainen.

18. Authorization to the Board of Directors to resolve to repurchase the Company’s own shares

The Board of Directors proposes that the Annual General Meeting authorize the Board of Directors to resolve to repurchase a maximum of 550 million shares, which corresponds to less than 10% of the Company’s total number of shares. The repurchases under the authorization are proposed to be carried out by using funds in the unrestricted equity, as resolved by the Board of Directors, which means that the repurchases will reduce the distributable funds of the Company.

The price paid for the shares under the authorization shall be based on the market price of the Nokia shares on the securities markets on the date of the repurchase or a price otherwise formed in a competitive process. Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board of Directors. The Company may enter into derivative, share lending or other arrangements customary in capital market practice. The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). The Board shall resolve on all other matters related to the repurchase of Nokia shares.

It is proposed that the authorization be effective until 8 October 2027 and terminate the authorization for repurchasing the Company’s shares granted by the Annual General Meeting on 29 April 2025 to the extent that the Board has not previously resolved to repurchase shares based on such authorization.

19. Authorization to the Board of Directors to resolve to issue shares and special rights entitling to shares

The Board of Directors proposes that the Annual General Meeting authorize the Board of Directors to resolve to issue in total a maximum of 550 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or more issues during the effective period of the authorization. The Board of Directors may issue either new shares or treasury shares held by the Company. The proposed maximum amount corresponds to less than 10% of the Company’s total number of shares.

Shares and special rights entitling to shares may be issued in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans or for other purposes resolved by the Board of Directors. The Board of Directors shall resolve on all terms and conditions of the issuance of shares and special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act.

It is proposed that the authorization be effective until 8 October 2027 and terminate the authorization for issuance of shares and special rights entitling to shares resolved at the Annual General Meeting on 29 April 2025 to the extent that the Board has not previously resolved to issue shares or special rights based on such authorization.

www.nokia.com

Stock exchange release	6 (9)
5 February 2026

20. Closing of the Meeting

B. Documents of the Annual General Meeting

This notice, all the proposals by the Board of Directors relating to the agenda of the Meeting, and the organizational document are available on the Company’s website at www.nokia.ly/agm2026. The Remuneration Report as well as the “Nokia in 2025” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors including the sustainability statement, the auditor’s report and the assurance report of the sustainability statement, are expected to be available on the above-mentioned website in week 10 of 2026. The proposals by the Board of Directors and all other meeting documents will also be available at the Meeting. The minutes of the Annual General Meeting will be available on the Company’s above-mentioned website at latest on 23 April 2026.

C. Instructions for the participants of the Annual General Meeting

1. The right to participate and registration

Each shareholder who is registered on the record date of the Meeting on 26 March 2026 in the register of shareholders of the Company maintained by Euroclear Finland Oy, has the right to participate in the Annual General Meeting 2026. A shareholder, whose shares are registered on their Finnish book-entry account, is automatically registered in the register of shareholders of the Company. The shareholders who do not have a Finnish book-entry account, please refer to the section 4. Holders of nominee-registered shares or the section 5. Holders of American Depositary Receipts (ADR) for further instructions.

The registration period for the Annual General Meeting commences on 23 February 2026 at 10:00 EET. A shareholder, with a Finnish book-entry account, who wishes to participate in the Annual General Meeting, must register for the Meeting by giving prior notice of attendance no later than on 30 March 2026 at 16:00 EEST by which time the registration needs to be received.

In connection with the registration, the shareholder and their representative are required to provide information, such as the shareholder's name, date of birth or business ID, phone number and/or e-mail, address, the name of any assistant or proxy representative and the proxy's date of birth, phone number and/or e-mail. Electronic registration of private individuals requires strong identification of the shareholder, or their legal representative, or proxy, with a Finnish, Swedish, or Danish bank ID, or a mobile certificate.

Notice of registration can be given:

a)	through the Company's website at www.nokia.ly/agm2026;

b)	by e-mail to agm@innovatics.fi;

c)	by regular mail to Innovatics Ltd, Annual General Meeting / Nokia, Ratamestarinkatu 13 A, FI-00520 Helsinki, Finland; or

d)	by telephone to +358 10 2818 909 on weekdays between 9:00 and 12:00 and between 13:00 and 16:00 (Finnish time).

www.nokia.com

Stock exchange release	7 (9)
5 February 2026

The personal data collected will only be used in connection with the identity authentications and necessary registrations at the Annual General Meeting and related to it. For more information, please refer to the privacy statement of the Annual General Meeting on the Company’s aforementioned website.

2. Advance voting

Shareholders with a Finnish book-entry account may vote in advance on certain items on the agenda of the Annual General Meeting through the Company's website at www.nokia.ly/agm2026, either in connection with their registration or separately.

Advance voting will open in connection with the registration on 23 February 2026 at 10:00 EET and end on 30 March 2026 at 16:00 EEST.

An agenda item subject to advance voting is considered to have been presented unchanged to the Annual General Meeting. A shareholder who has voted in advance may exercise the right to ask questions, request a vote or vote on a counterproposal under the Finnish Limited Liability Companies Act if they are present or represented at the Annual General Meeting at the meeting venue.

With respect to nominee-registered shares, please note that voting is carried out via the account manager of their custodian. The account manager may cast votes in advance on behalf of the holders of nominee-registered shares that they represent in accordance with the voting instructions provided by the holders of nominee-registered shares during the registration period for the nominee-registered shares.

3. Proxy representatives and powers of attorney

A shareholder may participate in the Annual General Meeting by a proxy representative. A proxy shall produce a dated authorization document or otherwise in a reliable manner demonstrate their right to represent the shareholder. Should a shareholder participate in the Meeting by means of several proxies representing the shareholder with shares in different book-entry accounts, the shares by which each proxy represents the shareholder shall be identified in connection with the registration for the Meeting.

Any proxy documents are requested to be submitted preferably as an attachment with the electronic registration or alternatively by mail to Innovatics Ltd, General Meeting / Nokia, Ratamestarinkatu 13 A, FI-00520 Helsinki, Finland or by e-mail to agm@innovatics.fi before the end of the registration period. In addition to submitting the proxy documents, the shareholder or their proxy shall register for the Meeting in the manner described above in this notice.

The original proxy documents shall be presented to the Company upon request. A template for the proxy document is available on the Company’s website at www.nokia.ly/agm2026.

Shareholders may also use the electronic Suomi.fi authorization service instead of the traditional proxy authorization document. In this case, the shareholder authorizes a representative in the Suomi.fi service by using the mandate theme “Representation at the General Meeting”. More information available at www.suomi.fi/e-authorizations.

www.nokia.com

Stock exchange release	8 (9)
5 February 2026

4. Holders of nominee-registered shares

A holder of nominee-registered shares has the right to participate in the Annual General Meeting by virtue of such shares, based on which they on the record date of the Annual General Meeting, i.e. on 26 March 2026, would be entitled to be registered in the shareholders’ register of the Company held by Euroclear Finland Oy. The right to participate in the Meeting requires, in addition, that the shareholder on the basis of such shares has been registered into the temporary shareholders’ register held by Euroclear Finland Oy at the latest by 2 April 2026 by 10:00 EEST. As regards nominee-registered shares this constitutes due registration for the Annual General Meeting.

A holder of nominee-registered shares is advised to request without delay necessary instructions regarding the temporary registration in the shareholders’ register of the Company, the issuing of proxy authorization documents and registration for the Annual General Meeting from their custodian bank.

The account manager of the custodian bank shall temporarily register a holder of nominee-registered shares, who wants to participate in the Annual General Meeting, into the shareholders’ register of the Company, and submit voting instructions on behalf of the holder of nominee-registered shares at latest by 2 April 2026 by 10:00 EEST. The voting instructions may be recorded as advance votes on behalf of the holders of nominee-registered shares.

For the sake of clarity, it is noted that holders of nominee-registered shares cannot register for the Annual General Meeting on the Company’s website, but they must be registered by their custodians instead. Information on these matters can also be found on the Company’s website www.nokia.ly/agm2026.

5. Holders of American Depositary Receipts (ADR)

A holder of American Depositary Shares (ADR) intending to vote at the Meeting shall without delay notify the Depositary Bank of Nokia, Citibank, N.A., of their intention, and shall comply with the instructions provided by Citibank, N.A.

6. Other instructions and information

Information on the Meeting required by the Finnish Limited Liability Companies Act and the Finnish Securities Markets Act is available on the Company’s website at www.nokia.ly/agm2026. Pursuant to Chapter 5, Section 25 of the Finnish Limited Liability Companies Act, a shareholder who has given prior notice of attendance and is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

Shareholders may follow the Meeting via a webcast and ask questions on the agenda items during the Meeting through the webcast platform. Following the webcast is not considered participation or exercise of shareholders’ rights in the Meeting. No questions asked through the webcast are deemed to be presented pursuant to Chapter 5, Section 25 of the Finnish Limited Liability Companies Act. The questions may be considered in the Annual General Meeting in connection with each agenda item to the extent deemed appropriate by the Chair of the Meeting. More information on following the webcast will be available on the Company’s website at www.nokia.ly/agm2026 in week 10 of 2026.

The shareholders, their representatives and possible assistants are required to prove their identity at the entrance. The Meeting venue can be easily reached by public transportation connections. The shareholders are asked to note that parking is subject to a charge at the nearby parking facilities.

The Meeting will be conducted primarily in Finnish, but some presentations, such as the review by the President and CEO, will be held in English. Simultaneous translation will be available into Finnish and English.

www.nokia.com

Stock exchange release	9 (9)
5 February 2026

Changes in the number of shares held after the record date of the Annual General Meeting shall not have an effect on the right to participate in the Meeting nor on the number of votes held by a shareholder in the Meeting. On the date of this notice of the Annual General Meeting the total number of shares in Nokia Corporation is 5 742 239 696, representing the same number of votes.

5 February 2026

Nokia Corporation

BOARD OF DIRECTORS

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia
Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com
Maria Vaismaa, Vice President, Global Media Relations

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2026		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal